SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No   X
                                      ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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               SANOFI-SYNTHELABO GRANTED AN ADDITIONAL U.S. PATENT
                     FOR THE ACTIVE INGREDIENT OF PLAVIX(R)


(PARIS, FRANCE, August 7th, 2002) - Sanofi-Synthelabo (Euronext: "SAN" / NYSE:
SNY) announced today that the company has been granted U.S. Patent 6,429,210 for the crystalline polymorphic Form 2 of clopidogrel bisulfate. This form of clopidogrel bisulfate is currently used as the active ingredient in Plavix(R), a widely prescribed antiplatelet drug. Form 2 of clopidogrel bisulfate is a more thermodynamically stable version of the compound, which facilitates manufacturing of the drug. The company intends to notify the U.S. Food and Drug Administration (FDA) of the issuance of the patent to ensure its listing in the FDA's Orange Book, as required by law.

         The new U.S. patent for Form 2 of clopidogrel bisulfate, which does not cover Form 1, was filed in June 1999, issued on August 6, 2002 and extends to 2019. Form 1 of clopidogrel bisulfate was approved by the FDA for marketing in the United States in November 1997. Form 2 clopidogrel bisulfate was approved by the FDA for marketing in July 2000.

         The patents which are currently the subject of litigation expire in 2011 and 2014 and cover all forms of clopidogrel bisulfate. Sanofi-Synthelabo, in close collaboration with its alliance partner Bristol-Myers Squibb, continues to defend vigourously the patents covering clopidogrel.

   Visit Sanofi-Synthelabo on the World Wide Web at www.sanofi-synthelabo.com


                        Press relations: Jean-Marc Podvin

                       Investor relations: Philippe Goupit



                                     # # # #

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Sanofi-Synthelabo does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission atwww.sec.gov or directly from Sanofi-Synthelabo

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2002

                                          SANOFI-SYNTHELABO


                                          By: /s/ Marie-Helene Laimay
                                              --------------------------------
                                              Name:  Marie-Helene Laimay
                                              Title: Senior Vice President and
                                                     Chief Financial Officer